1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

Great Basin Gold Announces Results to June 30, 2012
Strategic review process initiated & senior management changes implemented

August 15, 2012 Vancouver, BC - Great Basin Gold Limited ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE MKT: GBG; JSE: GBG) reports unaudited results for the three and six months ended June 30, 2012 and other material corporate developments.

Executive Summary

Due to technical and infrastructure issues at both principal projects, the Company’s mining operations underperformed in the second quarter. As a result, Great Basin Gold lost $0.05 per share on revenues of $32.4 million. Revenue shortfalls were primarily due to delays in on-reef ore development and water management problems at the Burnstone Mine and delays in accessing higher grade stopes at the Hollister trial mining project. Because of the revenue shortfalls, the Company faces a near-term liquidity challenge. The Board has formed a special committee to consider strategic alternatives, including asset divestitures, equity financing, bank refinancing, and other possibilities that are discussed below. The Company has implemented an aggressive further cost reduction program involving off-site and corporate overhead costs and is also working with its lenders to seek to restructure the current term loan facilities to improve the Company’s cash flow in the near term. In light of the production issues, the Company has again reviewed the carrying value of the Company’s two projects, including with independent technical consultants retained by the lenders. The Board has concluded that no impairment charge to the carrying value of the Burnstone mine ($653 million) or the Hollister trial mining project ($126 million) is currently warranted. In other corporate developments, Mr Ferdi Dippenaar has resigned as the Company’s President and Chief Executive Officer, and a director, effective immediately, and Mr Lou Van Vuuren, the Company’s Chief Financial Officer has been appointed interim Chief Executive Officer and a director. Patrick Cooke, a director of the Company and audit committee chair, will temporarily serve as unremunerated interim Chief Financial Officer and the audit committee will be reconstituted during this period.

The Company believes that the technical and infrastructure issues that lead to this quarter’s unexpectedly poor operating performance are substantially behind it, and forecast combined production for the remainder of 2012 to be in the range of 58,000 to 68,000 Au eqv oz.

Combined Operations

	3 months ended			6 months ended
	June 30 2012	March 31 2012	June 30 2011	June 30 2012	June 30 2011
Recovered Au eqv oz1	21,080	22,911	31,651	43,990	61,244
Au eqv oz sold	20,473	21,555	40,141	42,028	60,259
Realized Au eqv price	$1,581	$1,548	$1,413	$1,564	$1,379
Revenue ($’000)	$32,371	$33,373	$56,738	$65,744	$83,081
(Loss) profit from operating activities ($’000)	($19,641)	($7,650)	$6,808	($27,291)	$6,431
Net (loss) profit ($’000)	($21,990)	($17,770)	($1,051)	($39,760)	($21,392)
Adjusted loss per share	($0.05)	($0.03)	($0.00)	($0.08)	($0.02)

1 Gold equivalent ounces calculated using metal price of US$1,400/oz for Au and US$30/oz for Ag.

Hollister

A total of 23,720 tonnes (Q1 2012: 21,142 tonnes) were trial mined at the Company’s Hollister operation in Q2 2012, yielding 14,857 gold equivalent contained ounces (Q1 2012: 20,459 Au eqv oz). Although tonnage mined was only slightly below planned levels, a lower-than-plan mining grade of 0.63 Au eqv oz/t (Q1 2012: 0.97 Au eqv oz/t) resulted in a lower than planned recovery of 14,688 Au eqv oz in Q2 (Q1 2012: 16,240 Au eqv oz). The high-grade nature of the Hollister ore body can lead to quarterly grade fluctuations, which are evident when comparing the average grade of1.35 Au eqv oz from production in Q2 2011 to the average grade of 0.63 Au eqv oz/t from production in Q2 2012. In order to counter decreasing grade trends, efforts in the current (third) quarter are being focused on decreasing stope width and controlling dilution; early indications are that up to 20% reductions in stope widths are achievable. Long hole stoping accounted for approximately 11% of production during the period and is considered the main contributor to the excessive dilution. Current mine planning suggests an increase in grade for the remainder of the year as a result of higher-grade stopes being available for mining. The Company is currently updating its mine plan in conjunction with updating reserve estimates which may impact production estimates going forward.

During the first half of 2012, Hollister experienced challenges in mining flexibility due to the lack of available working stopes as well as a high rate in turnover of personnel. Development for the quarter was focused on providing access to the Upper Zone for additional delineation drilling, infrastructure construction, and accelerated production from higher-grade mining areas.

During the quarter, the Esmeralda Mill at 93% availability processed 25,811 dry tonnes during the quarter (Q1 2012: 20,042 tonnes) and achieved recoveries of 90% and 59%, respectively, for gold and silver (Q1 2012: 87% Au and 62% Ag). Work on the acid wash and carbon regeneration circuit was completed during June 2012 and all doré is now being poured on site.

A total of 14,863 Au eqv oz were sold during the quarter (Q1 2012: 15,357 Au eqv oz). Au eqv oz recovered but not sold decreased by 2,239 Au eqv oz to 12,208 Au eqv oz from the previous quarter. Cash costs of $983 per Au eqv oz were recorded for the quarter (Q1 2012: $850 per Au eq oz); cash costs were negatively impacted by the lower mining grade as well as the additional transport costs incurred to process the carbon at Rand Refinery in South Africa.

Burnstone

Technical challenges at the Burnstone mine continued in the second quarter with the temporary service water handling system failing to provide for the increasing mining areas during May and June, which severely affected production levels. Development and stoping activities were constrained due to the limited supply of service water. Although a temporary solution was implemented by early June, and production and development levels in July were back to levels achieved at the end of 2011, quarterly targeted levels for development and stoping were not met and this will have a related negative impact on production targets for the remainder of the year.

As a result of the infrastructural challenges, the Burnstone operations produced 6,392 Au oz in the quarter (Q1 2012: 6,671 Au oz), compared to the forecast of 17,790 Au oz; however, good progress is being made with the completion of the permanent water handling system, which is expected to be commissioned during the September quarter and reduce the risk of production interruptions related to service water supply.

Good progress was made during the quarter on vertical shaft and other infrastructure construction that will enable the mine to regain its momentum in meeting the increasing development and production targets. Cash costs of $2,325 per oz for the quarter were recorded (Q1 2012 : $2,182 per oz) and were impacted by the low head grade of material delivered to the mill but due to the low volumes from the delay in ramp-up these costs are not yet considered meaningful relative to post-ramp-up (steady state) production cost estimates. Steady state production is not expected to be achieved until 2014.

The Company plans to implement a number of near-term steps to enable a turnaround at Burnstone. The Company believes it will be able to reduce costs through reduction of off-site supervisory and premises costs and improvements to the use of labour and water-handling. These actions could result in aggregate cost reductions in the range of ZAR20 million ($2.5 million) per month after a few months.

Based in part on discussions with the Snowden Group, the independent technical advisors retained by the Company’s lenders, Great Basin Gold’s management currently estimates production of 30,000 Au oz in 2012 and 90,000-100,000 Au ounces in 2013.

Financial Results and Corporate Matters

Revenue of $32 million was recorded for the quarter, a decrease of 44% over the comparative period in 2011. The decrease in revenue can largely be attributed to the decrease in ounces sold from the Company’s Nevada operations which had sold a record amount of metal Q2 2011 as a result of exceptionally high-grade material produced during that quarter as well as settlement for some ounces recovered in Q1 2011. The increase in cash and non-cash costs had a negative impact on the loss from operations which came to $20 million (Q2 2011: $7 million profit). A further $1.4 million impairment charge arising from the loan advanced to our South African BEE partner (Tranter) was recorded. The guarantee has now been fully called upon and the monies loaned by Great Basin Gold to Tranter and, in turn, paid by Tranter to its banker, Investec, have been written down to a nominal value in the Great Basin Gold accounts. The operational performance from the Nevada and South African operations resulted in a working capital deficit of approximately $23 million on June 30, 2012.

Strategic Review Process

The Company’s Board of Directors has recently initiated a review process to consider a range of strategic alternatives with a view to preserving and enhancing shareholder value in light of continued financial challenges from the operational difficulties experienced, particularly with the production ramp up at the Burnstone mine. Strategic alternatives are likely to include, but are not limited to, the sale of all or a portion of the Company's assets, a merger or other business combination transaction involving a third party acquiring all of the Company, a capital raising, sale of royalties or metal streams, recapitalization, reorganization, or restructuring of the Company, as well as continued execution of the Company's existing business plan, or some combination of these alternatives.

A special committee ("Special Committee"), consisting of independent directors, Ron Thiessen, Patrick Cooke, Anu Dhir, Barry Coughlan and Philip Kotze, has been appointed to oversee the strategic review process. CIBC World Markets Inc. (“CIBC”) has been retained as financial advisor to the Board.

As part of this strategic review process the Company’s President, Chief Executive Officer (“CEO”) and director, Mr Ferdi Dippenaar has resigned and Mr Lou Van Vuuren, the Company’s Chief Financial Officer (“CFO”) has been appointed as Interim CEO and director, both with immediate effect. In addition, Patrick Cooke, a director of the Company and the audit committee chair, will temporarily serve as unremunerated Interim CFO.

Great Basin Gold has also implemented an aggressive cost reduction program and is also working with its lenders to potentially restructure the current term loan facilities to improve the Company’s cash flow in the short to medium term. The Special Committee currently intends to seek to raise, through a combination of asset sales or new equity, a minimum amount of $60 million to relieve the near and intermediate liquidity concerns.

It is the Company's current intention not to disclose developments with respect to the strategic review process unless and until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. Investors should be aware that financing will be solicited on terms the Company cannot currently predict and that a transaction could be announced at any time. The Company cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, as to the terms or timing of such transaction.

Great Basin Gold Chairman Ron Thiessen commented: “The water infrastructure setbacks at our Burnstone mine and the slower access to higher-grade stopes at Hollister converged at a difficult time and have created a near-term liquidity challenge for the Company which the Special Committee and CIBC will need to address as a priority. While the Board believes in the underlying value of the Company’s two principal gold projects, our current financial situation requires that we will investigate all potential liquidity sources. As our financial situation and the results of our Strategic Review process may require us to institute material changes in the Company, the Board felt changes in the executive suite were necessary. Mr Dippenaar oversaw the development of the Company’s two gold mining projects during a period which witnessed the worldwide financial crisis, skyrocketing capital cost and other challenges which the Company ultimately overcame. We thank him for his dedication and wish him well in his future endeavours. Mr Van Vuuren has been Great Basin Gold’s CFO since 2008, has long-term relationships with the Company’s lenders and understands every facet of the Company’s operations. He will be of key assistance to the Special Committee and we welcome his assumption of duties as Interim CEO.”

Lou van Vuuren
Interim CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

  Michael Curlook – Manager of IR and Corp Dev. - 1-888-633-9332
  Tsholo Serunye in South Africa - 27 (0)11-301-1800
  Barbara Cano at Breakstone Group in the USA - 1-646-452-2334

Shareholders of the Company are reminded that they may request a hard copy of the complete audited financial statements free of charge upon request from any of the Investor Services personnel above or from the Company’s Corporate Office at Tel: +27 (0) 11 301 1800, Fax: +27 (0) 11 301 1840 or Email: info@za.grtbasin.com.

This document contains “forward-looking statements” that were based on Great Basin Gold’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

  uncertainties related to feasibility and sensitivity studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling, all of which impact on project valuation;

  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities;

  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

  expected effective future tax rates in jurisdictions in which our operations are located;

  the protection of the health and safety of mine workers; and

  mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

  changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

  unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  environmental issues and liabilities associated with mining including processing and stock piling ore;

  geopolitical uncertainty and political and economic instability in countries which we operate; and

  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce/tonne is a not a generally accepted accounting principles (“GAAP”) based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of operations. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of “cash cost per ounce/tonne” as determined by the Company compared with other mining companies. Cash costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and once-off transactions. We also make reference in our disclosures to “working capital” which is also a Non-GAAP measure and includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities. There is material limitations associated with the use of such Non-GAAP measures.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.